ENTOURAGE MINING LTD.

Management Discussion and Analysis
Interim MD&A – June 30th, 2005

This Management Discussion and Analysis of Entourage Mining Ltd. (the “Company”) provides analysis of the Company’s financial results for the financial year ended June 30, 2005. The following information should be read in conjunction with the accompanying un-audited financial statements and the notes to the un-audited consolidated financial statements.

1.1	Date of Report	August 29, 2005
1.2	Overall Perfomance

Nature of Business and Overall Performance

On February 2nd, 2004 the Company was called for trading on the Over-the-Counter Bulletin Board in the United States under the symbol ETGMF.

Entourage Mining Ltd. (“Entourage” or “We”) was originally incorporated under the name, Entourage Holdings Ltd., pursuant to the Company Act (British Columbia) on June 16, 1995. On June 25, 1996, we changed our name to Entourage Mining Ltd. On February 18, 1998, we became a reporting Issuer as defined under the Securities Act of the Province of British Columbia in British Columbia, Canada.

We have one subsidiary company, Entourage USA Inc., domiciled in Reno, Nevada. This subsidiary will be used to acquire additional exploration properties in the United States of America.

We are a natural resource company engaged in the acquisition and exploration of natural resource properties. We commenced operations in 1996 and currently have entered into option agreements to acquire:

  a 100% interest in and to 70 gold/silver mineral claims situated in Esmeralda County Nevada; and
  a 100% interest in and to 44 mineral claims known as the Doran Uranium Deposit in the Baie Johan Beetz area of Costebelle Township, Quebec; and
  a 20% interest in and to 4 uranium claims situated in the Athabaska Basin of Northern Saskatchewan; and,
  a 60% interest in the Finlayson Properties consisting of 2,626 un-surveyed quartz claims where the Company is exploring for emerald gemstones.

Entourage is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on any of the properties, and further exploration will be required before a final evaluation as to the economic and legal feasibility is determined.

Mineral Properties: Background and Agreements

In June 2004, the Company entered into an option agreement with Goodsprings Development Corp., a Nevada based company, whereby Entourage could acquire a 100% undivided interest in and to certain mineral claims situated on the Walker Lane mineral belt in Esmeralda County, Nevada. The terms and conditions of this option agreement are summarized as follows:

On the dates described below, Entourage Mining Ltd. (Lessee) shall make $USD payments to Goodsprings Development Corp (the “Lessor”) and Apex Deep Mines (the “Owner”) the sums described below:

Goodsprings Development Corp.
Date	Payment Amount

On the parties’ execution of this Agreement (paid)	$15,000.00
June 1, 2005 (paid)	$15,000.00
June 1, 2006	$20,000.00
June 1, thereafter	$25,000.00

Apex ‘76’ Deep Mines
September 4, 2004 (paid)	$4,000.00
February 10, 2005 (paid)	$5,000.00
February 10, 2006	$7,500.00
February 10, thereafter	$10,000.00

Entourage may elect to purchase the property for $400,000 USD wherein the Rental Payments shall be credited against the Purchase Price. There is no work commitment by the Company nor is there any share issuance in consideration of the Option.

All additional cash payments and work commitments shall be optional at the discretion of Entourage. However, if Entourage fails to make any cash payment on or before the times required as set out in the above table, the Option of Entourage shall terminate.

Upon Entourage completing the cash payments, Entourage shall have exercised the Option and shall have acquired a 100% undivided unencumbered beneficial interest in and to the Property subject only to a reserved 3% net smelter return royalty reserved unto Goodsprings. Entourage shall have the right to buy one-third of the foregoing 3% NSR for a one-time cash payment of $1,000,000.

The Doran Uranium Property

In March 2005, Entourage Mining entered into an option agreement with Fayz Yacoub, a professional geologist and entrepreneur from Vancouver, British Columbia, to acquire a 100% undivided beneficial right, title and interest in 44 mineral claims known as the Doran Uranium Deposit situated in southeast Quebec approximately 85 kilometers east of Havre St. Pierre in the Baie Johan Beetz area of Costebelle Township. The claims encompass approximately 24.73 sq. km (2473.3 hectares). The Company can earn a 100% interest in the property by making cash payments of $35,000 and 125,000 shares in the first year and a total of $220,000 and 750,000 shares over 4 years, expending $1,000,000 over three years in work commitments. The property is subject to a 2.5% net smelter royalty payable to Fayz Yacoub.

Exploration, including geological mapping, rock sampling, trenching and shallow drilling on the Doran Uranium Deposit resulted in the estimation of a historical uranium resource which requires verification to conform to Canadian NI 43-101 geological reporting standards. Before these standards were initiated, previous work on the property, done by Aguanish Uranium Inc., Noranda and Lacana Mining, was successful in locating and partially exposing several potential target areas, including the Doran East Centre target where three holes were drilled 14 feet apart with cores returning values of 6.4, 6.4 and 9.2 Lbs. Per ton U3 O8.

Entourage has made a down payment of $35,000 and issued 125,000 shares to acquire the option and has agreed to a work commitment of $200,000 of exploration in the first year; in September a radiometric survey of the property will be completed in conjunction with the owners of the property contiguous to the Doran property. The Company has advanced $12,000 to Terraquest Airborne to complete the survey.

The Hatchet Lake Uranium Properties

In April 2005, the Company entered into an option agreement with United Carina Resources Corp., a Saskatchewan company, whereby Entourage can earn a 20% interest in 4 uranium claim blocks situated in the Athabaska Basin of north-central Saskatchewan. The properties are contiguous and have been subject to previous exploration for uranium; one surface showing yielded assays ranging from 0.3 per cent U3O8 to 1.4 per cent U3O8. The claim blocks consist of 14,529 hectares (35,800 acres) of prospective uranium properties and are located in the Hatchet Lake area of the eastern Athabaska Basin in north-central Saskatchewan.

Entourage will participate as to 20% of exploration expenses incurred by United Carina Resources Corp., the operator of the project. The terms of the Agreement require the Company to pay $40,000 to United Carina and commit to a minimum of $200,000 in exploration expenditures over two years. The Company has received an extension until December 31, 2005 to make the $40,000 downpayment.

The Finlayson Lake Emerald Project

In March 2003, we entered into an agreement with the YK Group to acquire YK Group’s interest in an option agreement dated November 13, 2002, entered into between the YK Group and Expatriate Resources Ltd (now known as Yukon Zinc Corp.). Upon the payment of $60,000 and delivery of 6,000,000 common restricted shares of our common stock, the YK Group assigned its interest to us in the November 13, 2002 option agreement. On April 26, 2003, our shareholders approved the agreement and as of May 17, 2003 we became obligated to perform the YK Group’s obligations under the terms of the November 13, 2002 option agreement.

By assuming YK Group’s obligations under the option agreement and subject to the performance of the terms and conditions of the option agreement, we may acquire a 60% interest in and to the Finlayson Properties. The Finlayson Properties contain two thousand six hundred twenty-six

(2626) un-surveyed mining claims in the Watson Lake Mining District and the Whitehorse Mining District, in the Yukon Territory.

Under the terms of the option agreement between the YK Group and Expatriate Resources, we are obligated to pay to Expatriate, CDN$90,000 in cash and the expend CDN$500,000 on the properties. Payment of the cash is as follows:

On November 13, 2002 (Paid)	$10,000
On or before November 1, 2003 (Paid)	$10,000
On or before November 1, 2004 (Paid)	$10,000
On or before November 1, 2005	$15,000
On or before November 1, 2006	$15,000
On or before November 1, 2007	$30,000

Aggregate expenditure on the properties is as follows:

On or before November 1, 2003 (Completed)	$100,000
On or before November 1, 2004 (Completed)	$150,000
On or before November 1, 2005 (Completed)	$200,000
On or before November 1, 2006 (Completed)	$250,000
On or before November 1, 2007	$500,000

Upon payment of the foregoing, we will be assigned a 60% interest in and to the Finlayson properties.

Time being the essence of agreement, if the payments or expenditures do not occur at the precise time set forth therein, the agreement will be terminated.

Property Location and Claim Details

Black Warrior Project (Esmeralda County, Nevada)

The Black Warrior Property is situated in Esmeralda County, Nevada about 80 km (50 miles) southwest of Goldfield. Goldfield, the county seat, is 418 km (260 miles) southeast of Reno and 295 km (183 miles) northwest of Las Vegas. Both Reno and Las Vegas have regularly scheduled commercial air service. Silver Peak (pop 300) has been the center of mining activity since the1860’s. The village provides modest amenities including living quarters, etc. There are no services in Silver Peak and most residents shop in Tonapah. Silver Peak is suitable for housing a small workforce. The main industry is the former Cyprus Foote Lithium salt operation.

Entourage Mining Ltd. acquired the claims from Goodsprings Development Corporation of Nevada. The elevation on the property ranges from 4,960 feet on the eastern border to 6,000 feet on the western boundary of the claims. Access is via roughly 6 miles of unimproved dirt road and 2 miles of well-maintained gravel road from Nevada paved highway 226.

The claim group is made up of 63 un-patented mining claims owned 100% by Goodsprings Development Corporation 2 held by Goodsprings under a mining lease from the Apex ‘76’ Deep Mines Inc. The claims are located in Section 29, 30, 31&32, T. 1 S., R. 39 E.

The property lies in the south-central portion of the Walker Lane Belt (WLB), a tectonically 'disturbed zone' which marks the physio-graphic boundary between the predominantly NNE-trending ranges of Nevada in the central Great Basin and the NW trending blocks of the composite Sierra Nevada massif in eastern California. The WLB is a composite of 9 structural blocks with differing structural styles. The presence of abundant, faulted, volcanic cover rocks of Late Cenozoic age across much of the WLB indicates that regardless of style, faulting in all structural blocks is of the same age span, Late Cenozoic. In the Silver Peak and Lone Mountain areas, a low-angle decollement surface separates an extended upper plate of brittle deformed Proterozoic and Lower Paleozoic rocks from penetratively deformed Precambrian sedimentary rocks and plutonic rocks of various ages.

The Black Warrior project is a low-sulfidation, vein hosted system with potential for discovery of bulk-tonnage Au-Ag, Cu-Pb-Zn mineralization, high-grade Ag-Au veins and deep sediment-hosted gold mineralization. The table below summarizes the Black Warrior Project claims blocks (additional ground has since been staked but not yet registered).

Black Warrior Project Claim Blocks

CLAIM NAME/ NUMBER	ARE A ha	TOWNSHI P	RANGE	SECTION
CP1	8.36	1S	39E	2,11
CP2	8.36	40N	51E	2,11
CP3	8.36	40N	51E	2
CP4	8.36	40N	51E	2
CP5	8.36	40N	51E	2
CP6	8.36	40N	51E	2
CP7	8.36	40N	51E	2
CP8	8.36	40N	51E	2
CP9	8.36	40N	51E	2
CP10	8.36	40N	51E	2
CP11	8.36	40N	51E	2
CP12	8.36	40N	51E	2
CP13	8.36	40N	51E	2
CP14	8.36	40N	51E	2
CP15	8.36	40N	51E	2
CP16	8.36	40N	51E	2
CP17	8.36	40N	51E	2
CP18	8.36	40N	51E	2
CP19	8.36	41N	51E	35
CP20	8.36	41N	51E	35
CP21	8.36	41N	51E	35

CP22	8.36	41N	51E	35
CP23	8.36	40N	51E	11
CP24	8.36	40N	51E	11
CP25	8.36	40N	51E	11
CP26	8.36	40N	51E	11
CP27	8.36	40N	51E	12
CP28	8.36	40N	51E	12
CP29	8.36	40N	51E	12
CP30	8.36	40N	51E	12
CP31	8.36	40N	51E	1,12
CP32	8.36	40N	51E	1,12
CP33	8.36	40N	51E	1
CP34	8.36	40N	51E	1
CP35	8.36	40N	51E	1
CP36	8.36	40N	51E	1
CP37	8.36	40N	51E	1
CP38	8.36	40N	51E	1
CP39	8.36	40N	51E	1
CP40	8.36	40N	51E	1
CP41	8.36	40N	51E	1
CP42	8.36	40N	51E	1
CP43	8.36	41N	51E	36
CP44	8.36	41N	51E	36
CP45	8.36	41N	51E	36
CP46	8.36	41N	51E	36
CP47	8.36	41N	51E	35,36
CP48	8.36	41N	51E	36
CP49	8.36	41N	51E	36,35
CP50	8.36	41N	51E	36
CP51	8.36	41N	51E	36,35
CP52	8.36	41N	51E	36
CP53	8.36	41N	51E	35,36,25,26
CP54	8.36	41N	51E	25,36
CP55	8.36	41N	51E	25,26
CP56	8.36	41N	51E	25
CP57	8.36	40N	51E	1
CP58	8.36	40N	51E	1
CP59	8.36	40N	51E	2
CP60	8.36	40N	51E	2
CP61	8.36	40N	51E	2

CP62	8.36	40N	51E	2
CP63	8.36	41N	51E	35
CP64	8.36	41N	51E	35

CP76	8.36	40N	51E	1,12
CP77	8.36	40N	51E	1,12
CP78	8.36	40N	51E	1,12

The Doran Uranium Property

The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 85 kilometers east of Havre St. Pierre. The property extends inland from the Gulf of St Lawrence a distance of approximately 10 kilometers to the north.

The property is situated within the Costebelle Township, NTS map sheet 12 L/08. Access to the property is by daily scheduled flights to Natashquan-Aguanish, then by car from Aguanish to the Pashshibou River and to the southern part of the property.

The topography of the property for the most part is rolling hills having a maximum relief of 100 feet with elevation ranging from sea level to 100 feet. All mineralized areas of interest are located comfortably above sea and river levels. Any heavy equipment could very easily be driven from the road to any of the mineralized zones.

The Doran claim block consists of 44 contiguous mineral claims (polygons) covering approximately 2473.3 hectares in the Baie Johan Beetz area. The claim block is centered at GPS 548009 E and 5572265 N. Pertinent claim data is as follows:

Title #	Row	Column	Surface Area (ha)
CDC 0048705	05	20	55.01
CDC 0048706	05	21	55.01
CDC 0048707	05	22	55.01
CDC 0048708	05	23	55.01
CDC 0048709	06	20	55.00
CDC 0048710	06	23	55.00
CDC 0048711	07	20	54.99
CDC 0048712	10	24	54.96
CDC 0048713	11	21	54.95
CDC 0048714	11	24	54.95
CDC 0048715	14	22	54.92
CDC 0048716	14	23	54.92
CDC 0048651	07	22	54.99
CDC 0048652	07	23	54.99
CDC 0048653	08	22	54.98
CDC 0048654	08	23	54.98
CDC 0048655	09	22	54.97
CDC 0048656	09	23	54.97
CDC 0048657	10	22	54.06
CDC 0048658	10	23	54.96
CDC 0048659	11	22	54.95
CDC 0048660	11	23	54.95
CDC 0048661	12	22	54.94

CDC 0048662	12	23	54.94
CDC 0048663	13	22	54.93
CDC 0048664	13	23	54.93
CDC 0048665	06	21	55.00
CDC 0048666	06	22	55.00
CDC 0048667	07	21	54.99
CDC 0064114	08	20	54.98
CDC 0064115	08	21	54.98
CDC 0064116	09	20	54.97
CDC 0064117	09	21	54.97
CDC 0064118	10	21	54.96
CDC 0064119	12	21	54.94
CDC 0064120	12	24	54.94
CDC 0064121	13	21	54.93
CDC 0064122	13	24	54.93
CDC 0064123	14	21	54.92
CDC 0064124	14	24	54.92
CDC 0064125	15	21	54.91
CDC 0064126	15	22	54.92
CDC 0064127	15	23	54.92
CDC 0064128	15	24	54.92

The Hatchet Lake Uranium Properties

The Hatchet Lake properties are located 30 kilometers north and northeast of four known uranium deposits (Rabbit Lake, McLean Lake, Collins Bay and Eagle Point) and consist of 14,529 hectares (35,800 acres) of prospective uranium properties. The following table outlines the claim blocks:

Claim	Number	Area	Status

Claim Block I	S-107478	3231 hectares	Registered
Claim Block II	S-107479	5475 hectares	Registered
Claim Block III	S-107480	5823 hectares	Registered
Claim Block IV	S-108049	not available	Pending *

United Carina Resources Corp., a Saskatchewan based mineral exploration company, owns the Hatchet Lake Properties (TSX.V: UCA) and will be the operator of the project. The properties are accessible by improved gravel road from Highway 905 North in north central Saskatchewan.

* Claim blocks may have been registered at the time of this filing but the Company has not received the particulars concerning them.

The Finlayson Lake Emerald Project

The Finlayson Lake properties are located in a northwesterly trending belt approximately 220 km in length by 35 km in width centered at latitude 61 degrees 31 minutes North, longitude 131 degrees 08 minutes West in southeastern Yukon Territory. The Finlayson Properties are located in the northern Pelly Mountains of the Yukon Plateau. The project area is 260 km east-northeast of Whitehorse and 180 km northwest of Watson Lake by air. The community of Ross River is located at the northwest end of the area.

Access to the Finlayson Properties is via helicopter from the Finlayson Lake airstrip. The Robert Campbell Highway, an all weather, chip sealed or gravel road, transects the Finlayson Properties project area. A number of the claim groups listed, including the Assist, Box, Breakaway, Bug, Puck, Goal Net, Ice, League, Red Line, Replay and Skate, are within 20 kilometers of the Robert Campbell Highway. The highway connects with the Alaska Highway at Watson Lake, approximately 170 kilometers to the southeast, and the Klondike Highway at Carmacks, approximately 320 kilometers to the northwest. The town of Ross River is located 120 kilometers to the northwest and, 34 kilometers further to the northwest is the town of Faro. The center of the properties holdings is about 230 air kilometers northeast of Whitehorse. An all-weather privately owned access road extends from the Robert Campbell Highway to the Kudz Ze Kayah Deposit in the center of the southern half of the project area. Private gravel airstrips are located immediately south of Wolverine Lake and near the Kudz Ze Kayah Deposit. There are several lakes in the area that are large enough to accommodate float planes up to a DHC-6 (Twin Otter). Helicopter charter services are available in Ross River and Watson Lake. Fixed wing charter is available from Watson Lake and Whitehorse.

The option agreement between YK Group and Yukon Zinc (formerly Expatriate) grants the right to explore for gem materials on Yukon Zinc's claims. The extent of the exploration tenure will be reduced in time from the present 2976 claims to 200 claims in 5 years. In November 2004, the Company elected to reduce its option holdings to the Finlayson Lake Properties only and thereby informed Yukon Zinc Corp. that the Light claims would no longer be included in the option agreement.

Geological Exploration and Results to date:

At present the Company is concentrating its exploration activities on the Black Warrior Project in Esmeralda County Nevada. In November 2004, the Company employed the services of James A Turner, a professional geologist and a NI 43-101 ‘qualified person’ to prepare a NI 43-101 compliant report on the Black Warrior Project. This report may be accessed at Sedar.com under the Company’s public documents dated February 18, 2005.

The Company’s recent Doran Uranium property acquisition does not have a NI 43-101 compliant report. The Company hopes to expend $200,000 in exploration work on this property in fiscal year 2005 and upon completion of these expenditures a compliant report may be commissioned.

The Company is participating in the Hatchet Lake Uranium project with a 20% interest. The operator of the project, United Carina Resources Corp., has informed the Company that a NI 43-101 compliant report will be completed by United Carina will forward such report upon completion.

In 2003, the Company employed the services of Aurora Geosciences of Whitehorse Yukon to prepare a NI 43-101 technical report on the Finlayson Lake emerald properties. The results of this report have been superseded by an assessment report filed with the Watson Lake Mining District by Amerlin Explorations of Vancouver after Amerlin’s completion of the 2003 exploration season on the property. As well, James A Turner, a contracted professional geologist, has filed an assessment report with the Watson Lake Mining District for the 2004 exploration season completed.

Both Finlayson Lake Project assessment reports maybe obtained from the Company upon written request.

Competitive factors in the market for gold and other mining products:

Most mineral resources, including gold, are essentially commodities markets in which we would expect to be a small producer with an insignificant impact upon world production. As a result, production, if any, would be readily sold and would likely to have no impact on world market prices.

The Black Warrior Project is prospective for gold and silver. Overall the recent up trend in the price of gold has been of benefit to exploration mining companies. The price of gold has varied from $400 to $450 USD over the last 18 months and the consistent support of the metal over $400 is encouraging for gold and silver exploration companies.

The Doran and Hatchet Lake Properties are prospective for uranium. Similarly the price appreciation of uranium to $30.20 USD has been beneficial to junior exploration companies such as Entourage Mining Ltd. The Company feels it is well positioned to explore for uranium with the option agreements for the Doran Property and the acquired interest in the Hatchet Lake Properties.

The Finlayson Lake Properties are prospective for emerald. Unlike the Diamond Industry, there is no Central Selling Organization to control the marketing of emeralds. Emeralds are found in troubled areas in various locations worldwide. The finest stones come from Colombia, where they are mined from the calcite veining bituminous limestone at Muzo, Coscuez, and Somondoco; these deposits were discovered in the late 1500s. Recent discoveries in Yukon, Canada and North Carolina, United States have the potential to change the emerald marketing business.

Applicable Regulations and Permits

The Company has obtained the necessary work, environmental and regulatory permits required to undertake the necessary first stage of the exploration program recommended it is undertaking on its mineral properties. The Company anticipates that, assuming further work is done on its mineral properties, there will be no difficulties in obtaining the necessary work, environmental and regulatory permits for further exploration work. The State of Nevada and the other jurisdictions we have operations in have a long history of mining and are considered jurisdictions which are friendly and accommodating to mineral exploration.

Capital Expenditures and Exploration Programs

Finlayson Lake Property

The 2004 exploration program on the Goal Net claims was designed to conduct ground follow-up of anomalous Be found in rock samples taken in the 2003 program. Two areas, Target 1 & 3, were trenched.

The surface characteristics observed are consistent with a significant Emerald deposit; however, trenching and chip sampling failed to show any significant Beryllium or Emerald.

The 2004 program is disappointing for the search for emeralds and because of the terms of the deal with Yukon Zinc, no further work should be done. With this conclusion in mind, the Company has decided to hold the Finlayson Lake claims until after the 2005 exploration season. The Company anticipates that True North Gems will make an exploration decision about its emerald exploration activities by October 2005. Should True North fail to find significant sized emeralds Entourage may elect to drop its option with Yukon Zinc Corp. This decision will be made in the fall of 2005 but in advance of the $7,500 payment deadline of November 2005.

2005 Black Warrior Project Exploration Activities

In February 2005, Entourage contracted the services of Zonge Geosciences of Tucson Arizona to conduct a Controlled Source Magneto Telluric Survey (CSAMT) of the Black Warrior Project in Esmeralda County Nevada. The survey results were interpreted in report form by an independent geo-scientist, Frank Fritz of Sparks Nevada. Mr. Fritz reported to the Company as follows:

“The CSAMT survey appears to have defined a complex faulted range front block of sediments that ends abruptly into a deep and unusual alluvial filled basin to the northeast. The outcrop areas appear to be complexly faulted by northwest structures that are, in turn, offset by a series of north by northeast structures with considerable offsets.

The resistivities define at least eight rock units and two areas of unusual responses, Target areas I and II. The first Target area appears to fit the expected detachment fault structure mineralization type and may reflect multiple detachment structures. The second Target does not fit the typical geology of the area or the detachment target and may be a possible hot springs system. Both of these possible target areas appear to be on a horst block defined by two north northeasterly structures. The two Target areas are recommended for drilling. Both can be tested, approximately along CSMT Line 5, with angle holes. The interpreted Line 5 section is included below with expected targets and recommended drill holes.

No additional geophysical work is recommended until the current interpretation is evaluated with respect to the geology and tested by a drilling program. After drilling, the geophysical interpretation should be reevaluated to determine if other targets may exist. If additional property is acquired additional CSMT may be useful in assessing the potential of these areas and the relationship with the current survey area.”

At present, the Company has received relevant tax material from the US Internal Revenue Service for the Company’s US subsidiary and final drill permit approval from the Bureau of Land Management has been received. The Company’s geologist, James A. Turner, in conjunction with Ken Brook, a Nevada based consultant to the Company, has determined that a 20-drill hole program with 4 trenches should be conducted on targets identified by the Zonge survey. DeLong Drilling of Reno Nevada has been contracted to drill the permitted 20 drill holes and work will commence immediately after the Labor Day weekend.

In a June 2005 field trip, made by the Company’s geologists, drill pads were constructed for the 20 drill sites and a two-meter wide trench, dug 308 meters north-west of the “pit area”, was sampled and assayed 7.88g/tonne gold and 19.5 oz/ton silver. To date the Company has expended approximately $150,000USD on the Black Warrior Project.

During the period ending December 31, 2004, the Company spent $150,016 in exploration activities and paid or accrued $118,788 in option payments, on its Yukon property. During the year ended December 31, 2003, the Company incurred exploration costs of $166,196 and paid or accrued $70,000 in option payments, on its Yukon property. However, as per US GAAP, these expenses have not been capitalized and have been expensed instead.

We may not have enough money to complete the exploration of our properties. If it turns out that we have not raised enough money to complete our exploration program, we will try to raise additional funds from a public offering, a private placement or loans. We must conduct exploration to determine what amount of minerals, if any, exist on our properties and if any minerals that are found can be economically extracted and profitably processed.

If we do not choose to, or cannot interest other companies in the properties if we find mineralized materials, we may not have the financial resources necessary to develop them. We intend to try to develop the reserves ourselves. We cannot provide you with a more detailed discussion of how our exploration program will work and what we expect will be our likelihood of success. That is because we have a piece of exploratory stage land.

2005 Hatchet Lake Work Program

The operator of the Hatchet Lake Properties, United Carina Resources, has informed the Company that ground geo-physical work is on going and assays on sandstone samples taken in the summer of 2005 are pending. As well, once the geo-physical work has been completed, a 43-101 compliant report will be completed.

2005 Doran Uranium Property Work Program

The Company has advanced Terraquest Airborne $12,000 to begin a radiometric survey of the Doran properties. As well, a work camp to complete ground geophysics on the property has been setup. The Company will use flow-through funds subscribed for to complete the initial ground work (see “Liquidity” below concerning the flow-through offering).

1.3	Selected Annual Information

Fiscal Year	2004	2003	2002
	($)	($)	($)
Net Sales	0	0	0
Loss	955,822	319,515	59,428
Basic and diluted loss per share	0.10	0.04	0.01
Net loss	955,822	319,515	59,428
Basic and diluted net loss per share	0.10	0.04	0.01
Total assets	448,697	106,702	0
Long term financial liabilities	n/a	n/a	n/a
Cash dividends declared	n/a	n/a	Na/

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

1.4	Results of Operations for the six months ended June 30, 2005

The Company’s loss (as well as operating expenses) for the six-months period ended June 30, 2005 (‘Interim 2005”) totaled $332,483 or $0.02 per share compared to $316,810 or $0.02 per share for the Interim period ended June 30, 2004 (‘Interim 2004’). This was mainly because during Interim 2005, consulting based stock compensation expenses were nil as compared to $143,909 during Interim 2004; during Interim 2005 telephone expenses were $3,350 as compared to $4,753 during Interim 2004; mineral property acquisition & exploration costs during Interim 2005 were $207,778 as compared to $23,321 during Interim 2004; consulting expenses were $53,101 during Interim 2005 as compared to $30,681 during Interim 2004; during Interim 2005 travel & promotion expenses were $13,117 as compared to $33,846 during Interim 2004; during Interim 2005 the rent expense was $7,178 as compared to $3,007 during Interim 2004; during Interim 2005 office and sundry expenses were $10,787 as compared to $29,530 during Interim 2004; This increase in expenses was mainly because the Exploration and mineral property acquisition costs were significantly higher during Interim 2005 as compared to during Interim 2005. These increased expenses during Interim 2005 were mainly offset by the reduced promotion and travel expenses, and the stock based compensation expense as noted above. The Company granted compensation stock options to consultants in Interim 2004 where none were issued in Interim 2005.

1.5	Summary of Quarterly Results

	2005	2005	2004	2004	2004	2004	2003	2003
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Loss	117,641	214,842	384,347	255,243	279,137	37,719	36,279	190,782
Basic and diluted loss per share	0.01	0.01	0.01	0.02	0.02	0.01	0.01	0.02
Net loss	117,641	214,842	384,347	255,243	279,137	37,719	36,279	190,782
Basic and diluted net loss per share	0.01	0.01	0.01	0.02	0.02	0.01	0.01	0.02

The Company’s financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles.

1.6	Liquidity

On June 30, 2005, the Company had $37,937 in cash compared to having $433,617 on December 31, 2004. On June 30, 2005 the Company had a negative working capital position of $150,502 as compared to a positive working capital position of $138,483 on December 31, 2003.

On February 5, 2004, the Company completed a private placement for 889,500 units, comprised of one common share and one common share purchase warrant, at a price of $0.22 per unit, plus 108,000 flow-through common shares at a price of $0.22 per share, for total consideration of $219,450.

On June 8, 2004, the Company completed a private placement for 698,000 units, comprised of one common share and one common share purchase warrant, at a price of $0.404 (US$0.30) per unit, for total consideration of $282,331.

On December 31, 2004 the Company completed a private placement for 2,815,500 units, comprised of one common shares and one common share purchase warrant, at a price of $0.175 (US$0.15) per share, for total consideration of $492,846. In addition the Company issued 132,000 common shares paid as a finders fee in connection with the placement.

No private placement or any other financing activity was done during the six-month period ending June 30th, 2005. The Company is in the process of raising up to CDN $700,000 of non-flow through units and flow through shares to complete its work commitments. This private placement will be done at USD$0.15 (the non-flow units include one common shares and a one-year USD$0.25 warrant) and CDN$0.20 for flow-through shares.

As of the date of this Interim Report, the Company has insufficient working capital to fund further exploration of its projects or for general working capital.

The Company will require additional working capital during fiscal year ending December 31, 2005 if it is to continue operations and exploration of its properties.

1.7	Capital Resources

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated any revenues and no revenues are anticipated until we begin removing and selling minerals. Accordingly, we must raise cash continuously from sources other than the sale of minerals found on the properties. That cash must be raised from other sources. Our only other source for cash at this time is investments by others in the Company. We must raise cash to implement our project and stay in business. Even if we raise money, we do not know how long the money will last. It depends upon the amount of exploration we conduct and the cost thereof. We won’t know that information until we advance the exploration of our properties. We will not continue exploration of our properties until we raise money.

If we find mineralized material and it is economically feasible to remove the mineralized material, we will attempt to raise additional money through a subsequent private placement, public offering or through loans. If we do not raise all of the money we need, we will have to find alternative sources of funding, like a public offering, a private placement of securities, or loans from our officers or others.

1.8	Off-Balance Sheet Arrangements

The Company does not have any off balance sheet transactions.

1.9	Transactions with Related Parties

The Company incurred and/or paid fees and expenses directly and indirectly to certain current or former officers and directors, shareholders and relatives of directors of the Company. The amounts incurred are summarized as follows:

	June 30, 2005	June 30, 2004
	$	$
Consulting fees	37,104	11,600
Management fees	Nil	Nil
Office and general	237	5,377
Salaries and benefits	Nil	Nil
Travel, accommodation and promotion	8,859	20,658

Figures given are for the six months ended June 30, 2005 and June 30, 2004 respectively.

1.10	Fourth Quarter

The Company’s business is not cyclical or seasonal, save and except that most mineral exploration does not take place in the winter months and, as a result, fewer expenditures are made during that time.

1.11	Proposed Transactions

The Company is in the process of raising up to CDN $700,000 of non-flow through units and flow through shares to complete its work commitments. This private placement will be done at USD$0.15 (the non-flow units include one common shares and a one-year USD$0.25 warrant) and CDN$0.20 for flow-through shares.

1.12	Critical Accounting Estimates

This section is not applicable as the Company has no material accounting estimates. Material accounting estimates usually disclosed by resource issuers such as assumptions regarding depletion, resource and production values and capital write downs are not applicable to the Company as it is still at an exploration and development stage.

1.13	Changes in Accounting Policies including Initial Adoption

There have been no changes to the Company’s existing policies. The discussion below discusses some accounting policies and should be read in conjunction with the Company’s financial statements and the disclosure therein regarding critical accounting policies.

Initial Adoption – Stock-based compensation

Effective January 1, 2003 the Company has adopted the new accounting standard of the CICA – Handbook section 3870, regarding stock-based compensation and other stock-based payments, released in November 2003. The standard requires that all stock based awards made to employees and non-employees be measured and recognized using a fair value based method.

Initial Adoption – Asset Retirement Obligations

The CICA recently issued a new section in the CICA Handbook, section 3110, Asset retirement obligations. This standard focuses on the recognition and measurement of liabilities related to legal obligations associated with the retirement of property, plant and equipment. Under this standard, these obligations are initially measured at fair value and subsequently adjusted for any changes resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flows. The asset retirement cost is to be capitalized to the related asset and amortized into earnings over time. This section came into effect on January 1, 2004. The Company does not expect that the adoption of this standard will have a material impact upon its financial position and results of operations.

Initial Adoption - Disclosure of Guarantees

Effective January 1, 2003, the Company adopted CICA Accounting Guideline 14, Disclosure of guarantees. This guideline provides assistance regarding the identification of guarantees and requires a guarantor to disclose the significant details of guarantees that have been given regardless of whether the guarantor will have to make payments under the guarantees. The adoption of this guideline did not have an impact on the Company’s financial position or results of operations.

Initial Adoption - Impairment of long-lived assets

The CICA recently issued a new accounting standard - CICA Handbook, section 3063, Impairment of long-lived assets. The standard provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. It replaces the asset write-down provisions in section 3061 of the CICA Handbook, Property, plant and equipment.

The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. The amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value.

This standard comes into effect on January 1, 2004. The Company currently evaluates the carrying value of long-lived assets for impairment and does not expect that on adopting this new standard in 2004 the Company’s financial position or results of operations will be affected.

1.14	Financial Instruments and Other Risks

The Company’s financial instruments consist of cash, accounts receivable, taxes recoverable, accounts payable and accrued liabilities, bank loan and amounts due to related parties. The fair value of the Company’s arms length current financial assets and current liabilities are estimated by management to approximate their carrying values due to the immediate or short-term maturity of these financial instruments. The fair value of debt and equity portions of convertible debentures is disclosed separately.

The fair value of amounts due to related parties are assumed to equal their stated value. Comparable arms-length risk profiles, terms and interest rates are not available for management to determine if any fair value adjustments are required.

The Company is at risk for environmental issues and fluctuations in commodity pricing. Management is not aware of and does not anticipate significant environmental remediation costs or liabilities in respect of its current operations other than those costs for reclamation disclosed under “Environmental Law” herein.

The Company is not exposed to significant credit concentration or interest rate risk.

The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates. The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates. Currently, the Company does not use any hedging or derivative instruments to reduce its exposure to foreign currency risk.

1.15	Other MD & A Requirements

Current directors and officers:

Gregory Kennedy, Director, President and CEO
Paul Shatzko, Director
Michael Hart, Director
Prabha Varshney, Chief Accounting Officer

Website

The Company maintains a website at www.entouragemining.com which serves as an information source for its investors.

Cautionary Note on Forward-looking statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company’s future plans, expectations, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends”, “expects”, “estimates”, “may”, “could”, “could”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events or conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, results of exploration, reclamation, capital cost, and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements that may be made from time to time or on its behalf, except in accordance with applicable securities laws.

ENTOURAGE MINING LTD.

“Gregory Kennedy”

Gregory Kennedy
President and Director
August 29, 2005